UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Reports 2023 Financial Results

•	Net profit for 2023 attributable to the Company was $43.4 million, compared with a net loss of $5.4 million in 2022.

•	Adjusted EBITDA for 2023 was $794.9 million, meeting guidance and representing a 1.7%[1] increase versus 2022 on a comparable basis.

•	Cash Available for distribution (“CAFD”) was within guidance at $235.7 million.

•
Continued progress on our development and construction activity with $175 to $220 million committed or earmarked for 2024 as of March 1 and a PPA signed with an investment grade utility for Overnight, a 150 MW PV project in California.

•	12% increase in renewable generation pipeline versus 2022.

•	2024 guidance initiated with Adjusted EBITDA in the range of $800 to $850 million and CAFD in the range of $220 million to $270 million.

•	Strategic Review ongoing.

March 1, 2024 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company” or “we”) today reported its financial results for the year 2023. Revenue for 2023 was $1,099.9 million, a 0.2% decrease compared with 2022. Adjusted EBITDA was $794.9 million, representing a 1.7%1 increase versus 2022 on a comparable basis and a 0.3% decrease compared to 2022. CAFD was $235.7 million in 2023, a 0.9% decrease compared with $237.9 million in 2022. CAFD per share2 was $2.03, a 2.1% decrease compared to 2022.

1 Excluding the impact of FX and of the unscheduled outage at Kaxu in 2023, net of insurance income related to this event.
2 CAFD per share is calculated by dividing CAFD for the year by the weighted average number of shares for the year.

Highlights

(in thousands of U.S. dollars)	Year ended December 31,
	2023	2022
Revenue	$1,099,894	$1,102,029
Profit/(loss) for the period attributable to the Company	43,380	(5,443)
Adjusted EBITDA	794,922	797,100
Net cash provided by operating activities	388,048	586,322
CAFD	235,739	237,872

Key Performance Indicators (KPIs)

	Year ended December 31,
	2023	2022
Renewable energy
MW in operation[3]	2,171	2,121
GWh produced[4]	5,458	5,319
Efficient natural gas & heat
MW in operation[5]	398	398
GWh produced[6]	2,549	2,501
Availability (%)[7]	99.6%	98.9%
Transmission lines
Miles in operation	1,229	1,229
Availability (%)[5]	100.0%	100.0%
Water
Mft[3] in operation[1]	17.5	17.5
Availability (%)[5]	99.7%	102.3%

[3]
Represents total installed capacity in assets owned or consolidated at the end of the year, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.

[4]	Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
[5]	Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating.
[6]	GWh produced includes 30% share of the production from Monterrey.
[7]	Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

Segment Results

(in thousands of U.S. dollars)	Year ended December 31,
	2023	2022
Revenue by geography
North America	$424,888	$405,047
South America	188,127	166,441
EMEA	486,879	530,541
Total Revenue	$1,099,894	$1,102,029

Adjusted EBITDA by geography
North America	$319,264	$309,988
South America	146,722	126,551
EMEA	328,936	360,561
Total Adjusted EBITDA	$794,922	$797,100

(in thousands of U.S. dollars)	Year ended December 31,
	2023	2022
Revenue by business sector
Renewable energy	$802,756	$821,377
Efficient natural gas & heat	118,417	113,591
Transmission lines	123,476	113,273
Water	55,245	53,788
Total Revenue	$1,099,894	$1,102,029

Adjusted EBITDA by business sector
Renewable energy	$575,704	$588,016
Efficient natural gas & heat	87,393	84,560
Transmission lines	96,043	88,010
Water	35,782	36,514
Total Adjusted EBITDA	$794,922	$797,100

Operational KPIs

Production in the renewable energy portfolio increased by 2.6% during 2023 compared with 2022 mainly due to the increase in production in our solar assets in Spain, where solar radiation was higher, and to the contribution from the recently consolidated assets and those that have entered into operation recently. Production also increased in our U.S. solar assets mainly due to higher availability of the storage system at Solana. On the other hand, production in our wind assets in the U.S. decreased due to lower wind resource during 2023. Production also decreased in Kaxu mostly due to the unscheduled outage that started in September 2023. Part of the damage and the business interruption is covered by our insurance property policy, after a 60-day deductible.

Our efficient natural gas and heat assets, our water assets and our transmission lines, for which revenue is based on availability, continued at very high levels during 2023.

Liquidity and Debt

As of December 31, 2023, cash at Atlantica’s corporate level was $33.0 million, compared with $60.8 million as of December 31, 2022. Additionally, as of December 31, 2022, the Company had $378.1 million available under its Revolving Credit Facility and therefore total corporate liquidity8 of $411.1 million, compared with $445.9 million as of December 31, 2022.

As of December 31, 2023, net project debt9 was $3.9 billion, compared with $4.0 billion as of December 31, 2022, while net corporate debt10 was $1,051.7 million, compared with $956.4 million as of December 31, 2022. As of December 31, 2023, the net corporate debt / CAFD pre-corporate debt service ratio11 was 3.8x.

[8]	Corporate liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of December 31, 2023, and available revolver capacity as of December 31, 2023.
9	Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.
[10]	Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.
[11]
Net corporate leverage is calculated as net corporate debt divided by 2023 CAFD before corporate debt service. CAFD pre-corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.

Dividend

On February 29, 2024, the Board of Directors of Atlantica approved a dividend of $0.445 per share. This dividend is expected to be paid on March 22, 2024, to shareholders of record as of March 12, 2024.

Growth Update

2023 has been an important year to consolidate Atlantica’s growth strategy through its own development engine complemented by acquisitions.

1.	During the year, four PV assets from our development pipeline successfully reached COD.

2.	Atlantica currently has three projects under construction or in an advanced development stage in California, levering on the Inflation Reduction Act:

•
Coso Batteries 1 & 2, two standalone battery projects in California, with a combined storage capacity of 180 MWh. Both projects have PPAs signed with an investment grade utility and are currently under construction.

•
Overnight, a 150 MW PV project in California. In February 2024, we entered into a 15-year busbar PPA with an investment grade utility, under which Overnight is set to receive a fixed price per MWh, with no basis risk. We expect to include storage in a second phase of the project.

These three projects benefit from synergies with our existing assets and permit us to strengthen our strategic position in the Southwest.

3.
In addition to our pipeline in the United States, we have opportunities in most of the geographies where we are present. In fact, we currently have other projects under construction, including PV plants and transmission line expansions in South America. The latter are a good example of expansions of assets in our existing portfolio, in a low risk sector where revenues are based on availability and indexed to inflation, and in geographies where we can find attractive returns.

As of March 1 and considering these and other opportunities, for 2024 Atlantica has already committed or earmarked investments in the range of $175-$220 million. We expect to complement this with new developments and acquisitions during the year.

Atlantica currently has a pipeline of projects under development of approximately 2.2 GW12 of renewable energy and 6.0 GWh12 of storage. Our pipeline consists mostly of PV (47%), storage (41%) and wind (11%).

	Renewable Energy (GW)[13]	Storage (GWh)[13]
North America	1.2	4.3
Europe	0.4	1.6
South America	0.6	0.1
Total	2.2	6.0

We also expect to have capital recycling opportunities. We are currently in the process of selling our 30% equity interest in Monterrey. Net proceeds after taxes are expected to be in the range of $45 to $52 million.13

2024 Guidance

Atlantica is initiating guidance for 2024:

•	2024 expected Adjusted EBITDA in the range of $800 million to $850[14] million.

•	2024 expected CAFD in the range of $220 million to $270 million.

The CAFD guidance range is wider this year due to, among other reasons, several factors that are difficult to foresee as of today:

-	The proceeds from the potential sale of Monterrey equity interest that we expect to close in the first half of 2024.

-	The unscheduled outage at Kaxu. Although we expect the business interruption to be covered by insurance after a 60-day deductible, the outage will affect distributions in 2024.

-	Electricity market price volatility in Spain could affect distributions in 2024, to be compensated starting in 2026 according to the regulation.

-	The level of collections at ACT could bring volatility to 2024 CAFD and this could have a positive or negative effect.

[12]
Only includes projects estimated to be ready to build before or in 2030 of approximately 3.7 GW, 2.2 GW of renewable energy and 1.5 GW of storage (equivalent to 6.0 GWh). Capacity measured by multiplying the size of each project by Atlantica’s ownership. Potential expansions of transmission lines not included.

[13]
Our partner in Monterrey initiated a process to sell its 70% stake in the asset. Such process is well advanced and, as part of it, we intend to sell our interest as well under the same terms. The net proceeds to Atlantica are expected to be in the range of $45 to $52 million, after tax. The transaction is subject to certain conditions precedent and final transaction closing.

[14]
Adjusted EBITDA guidance includes a negative $45.0 million non-cash adjustment corresponding to the difference between billings and revenue in assets accounted for as concessional financial assets, primarily related to ACT, a negative non-cash provision of up to $2.6 million related to electricity prices in Spain and a positive non-cash adjustment of $58.1 million corresponding to U.S. cash grants.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Friday, March 1, 2024, at 8:00 am (New York time).

In order to access the conference call participants should dial: +1-646-787-9445 (US), +44 (0) 20-3936-2999 (UK) or +1-613-699-6539 (Canada), followed by the confirmation code 297018. Atlantica advises participants to access the conference call at least 15 minutes in advance.

The senior management team will also hold meetings with investors on March 4, at the Morgan Stanley Global Energy Power Conference in New York, on March 5, at the BofA Power, Utilities & Clean Energy Conference in New York, on March 18 at the Annual ROTH Conference in California, and on March 20, at the UBS Global Energy Transition Conference in London.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, or future developments in the markets in which we operate or are seeking to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may”, “potential”, "should" or "will" or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled “Item 3.D.—Risk Factors” and the description of our segments and business sectors in the section entitled “Item 4.B. Information on the Company—Business Overview”, each in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: our financing strategy; our investment plan, including our committed or earmarked investments for  2024; growth update and projects pipeline, our projects under construction or in advance development, as well as their synergies with existing assets; statements relating to leveraging the framework provided by the Inflation Reduction Act in the U.S.; our plans to sell certain assets; effects of business disruptions; CAFD estimates; corporate liquidity; equity investments; estimates and targets, ; the use of non-GAAP measures as a useful tool for investors; dividends; market and price volatility and various other factors, including those factors discussed under “Item 3.D.—Risk Factors” and “Item 5.A.—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC.

This communication mentions an ongoing strategic review. There can be no assurance that such strategic review will lead to the approval or completion of any transaction or other strategic change.

The CAFD, Adjusted EBITDA and other guidance incorporated into this press release are estimates as of March 1, 2024. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its 2023 Financial Results. We disclaim any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD, and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this press release for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share, and Adjusted EBITDA) in this press release provides useful information to investors.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.

We define Adjusted EBITDA as profit/(loss) for the period attributable to the Company, after previously adding back loss/(profit) attributable to non-controlling interest, income tax, expense, financial expense (net), depreciation, amortization and impairment charges of entities included in the consolidated financial statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership).

CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses plus realized dispositions gains and losses of ownership interest in assets. CAFD per share is calculated by dividing CAFD for the year by the weighted average number of shares for the year (116,151,646 for the year ended on December 31, 2023, and 114,694,880 for December 31, 2022).

Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management believes CAFD and CAFD per share are relevant supplemental measures of the Company’s ability to earn and distribute cash returns to investors and are useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry.

Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period and aims to use them on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to be a substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the year ended December 31, 2023 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a non-controlling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of entities carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.

Consolidated Statement of Operations
 (Amounts in thousands of U.S. dollars)

	For the three-month period ended December 31,		For the year ended December 31,
	2023	2022	2023	2022
Revenue	$241,311	$243,624	$1,099,894	$1,102,029
Other operating income	43,685	25,922	101,087	80,782
Employee benefit expenses	(28,032)	(21,466)	(104,083)	(80,232)
Depreciation, amortization, and impairment charges	(107,769)	(99,579)	(418,271)	(473,638)
Other operating expenses	(98,692)	(89,813)	(336,622)	(351,248)
Operating profit	$50,503	$58,688	$342,005	$277,693
Financial income	7,593	4,214	25,077	10,149
Financial expense	(80,666)	(87,237)	(323,749)	(330,445)
Net exchange differences	(2,305)	(3,592)	(2,549)	10,257
Other financial income/(expense), net	(4,672)	570	(16,683)	(895)
Financial expense, net	$(80,050)	$(86,041)	$(317,974)	$(310,934)
Share of profit of entities carried under the equity method	6,302	797	13,207	21,465
Profit/(loss) before income tax	$(23,245)	$(26,556)	$37,238	$(11,776)
Income tax	10,797	22,664	(790)	9,689
Profit/(loss) for the period	$(12,448)	$(3,892)	$36,448	$(2,087)
Loss/(profit) attributable to non-controlling interests	9,778	7,922	6,932	(3,356)
Profit/(loss) for the period attributable to the Company	$2,670	$4,030	$43,380	$(5,443)
Weighted average number of ordinary shares outstanding (thousands)	116,159	116,055	116,152	114,695
Weighted average number of ordinary shares diluted (thousands)	119,728	119,402	119,720	118,865
Basic earnings per share (U.S. dollar per share)	$0.02	$0.03	0.37	$(0.05)
Diluted earnings per share (U.S. dollar per share)	$0.02	$0.03	0.37	$(0.09)

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of December 31, 2023	As of December 31, 2022
Non-current assets
Contracted concessional, PP&E and other Intangible assets	7,204,267	7,483,259
Investments carried under the equity method	230,307	260,031
Financial investments	136,582	176,237
Deferred tax assets	160,995	149,656
Total non-current assets	$7,732,151	$8,069,183
Current assets
Inventories	29,870	34,511
Trade and other receivables	286,483	200,334
Financial investments	188,886	195,893
Cash and cash equivalents	448,301	600,990
Total current assets	$982,182	$1,031,728
Total assets	$8,714,333	$9,100,911
Equity and liabilities
Share capital	11,616	11,606
Share premium	736,594	986,594
Capital reserves	858,220	814,951
Other reserves	308,002	345,567
Accumulated currency translation differences	(139,434)	(161,307)
Accumulated deficit	(351,521)	(397,540)
Non-controlling interest	165,332	189,176
Total equity	$1,588,809	$1,789,047
Non-current liabilities
Long-term corporate debt	1,050,816	1,000,503
Long-term project debt	3,931,873	4,226,518
Grants and other liabilities	1,233,808	1,252,513
Derivative liabilities	29,957	16,847
Deferred tax liabilities	271,288	296,481
Total non-current liabilities	$6,517,742	$6,792,862
Current liabilities
Short-term corporate debt	34,022	16,697
Short-term project debt	387,387	326,534
Trade payables and other current liabilities	141,713	140,230
Income and other tax payables	44,660	35,541
Total current liabilities	$607,782	$519,002
Total equity and liabilities	$8,714,333	$9,100,911

Consolidated Cash Flow Statement
 (Amounts in thousands of U.S. dollars)

	For the three-month period ended December 31,		For the year ended December 31,
	2023	2022	2023	2022
Profit/(loss) for the period	$(12,448)	$(3,892)	$36,448	$(2,087)
Financial expense and non-monetary adjustments	159,176	158,609	720,152	786,888
Profit for the period adjusted by financial expense and non-monetary adjustments	$146,728	$154,717	$756,600	$784,801
Changes in working capital	20,303	31,027	(95,844)	78,805
Net interest and income tax paid	(112,805)	(115,148)	(272,708)	(277,284)
Net cash provided by operating activities	$54,226	$70,596	$388,048	$586,322
Acquisitions of subsidiaries and entities under the equity method	(11,579)	(4,954)	(29,259)	(50,507)
Investments in operating concessional assets	(3,191)	(11,217)	(27,929)	(39,107)
Investments in assets under development or construction	(22,719)	(6,378)	(56,280)	(36,784)
Distributions from entities under the equity method	5,449	11,493	34,329	67,695
Other non-current assets	4,972	1,684	27,505	1,265

Net cash used in investing activities	$(27,068)	$(9,372)	$(51,634)	$(57,438)

Net cash used in financing activities	$(181,415)	$(271,901)	$(491,363)	$(535,018)

Net decrease in cash and cash equivalents	$(154,257)	$(210,677)	$(154,949)	$(6,134)
Cash and cash equivalents at beginning of the period	594,616	781,575	600,990	622,689
Translation differences in cash or cash equivalent	7,942	30,090	2,260	(15,565)
Cash and cash equivalents at end of the period	$448,301	$600,990	$448,301	$600,990

Reconciliation of Adjusted EBITDA to Net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the year ended December 31,
	2023	2022	2023	2022
Net cash provided by operating activities	$54,226	$70,595	$388,048	$586,322
Net interest and income tax paid	112,805	115,149	272,708	277,284
Changes in working capital	(20,303)	(31,027)	95,844	(78,805)
Non-monetary items & other	11,542	3,550	3,674	(33,470)
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	9,371	8,192	34,648	45,769
Adjusted EBITDA	$167,641	$166,459	$794,922	$797,100

Reconciliation of CAFD to CAFD per share

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the year ended December 31,
	2023	2022	2023	2022
CAFD (in thousands of U.S. dollars)	$51,576	$58,862	$235,740	$237,872
Weighted average number of shares (basic) for the period (in thousands)	116,159	116,055	116,152	114,695
CAFD per share (in U.S. dollars)	$0.4440	$0.5072	$2.0296	$2.0740

Reconciliation of CAFD and Adjusted EBITDA to
Profit/(loss) for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the year ended December 31,
	2023	2022	2023	2022
Profit/(loss) for the period attributable to the Company	$(2,670)	$4,030	$43,380	$(5,443)
Profit/(loss) attributable to non-controlling interest	(9,778)	(7,922)	(6,932)	3,356
Income tax	(10,797)	(22,664)	790	(9,689)
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	3,026	7,395	21,439	24,304
Financial expense, net	80,050	86,041	317,974	310,934
Depreciation, amortization, and impairment charges	107,769	99,579	418,271	473,638
Adjusted EBITDA	$167,641	$166,459	$94,922	$797,100
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(9,370)	(8,192)	(34,647)	(45,769)
Non-monetary items	(11,357)	(4,196)	(3,119)	27,996
Accounting provision for electricity market prices in Spain	(7,385)	(2,980)	(3,494)	25,253
Difference between billings and revenue in assets accounted for as concessional financial assets	10,657	13,434	58,892	61,631
Income from cash grants in the US	(14,629)	(14,650)	(58,516)	(58,888)
Other non monetary items	-	-	-	-
Maintenance Capex	(3,191)	(11,216)	(27,929)	(39,107)
Dividends from equity method investments	5,449	11,493	34,329	67,695
Net interest and income tax paid	(112,805)	(115,148)	(272,708)	(277,284)
Changes in other assets and liabilities	20,054	49,885	(92,738)	102,896
Deposits into/ withdrawals from restricted accounts[15]	35,192	40,066	47,617	51,606
Change in non-restricted cash at project level[17]	107,848	125,662	126,324	(61,672)
Dividends paid to non-controlling interests	(5,674)	(12,767)	(31,433)	(39,209)
Debt principal repayments	(142,211)	(183,183)	(304,880)	(348,311)
Cash Available For Distribution	$51,576	$58,862	$235,740	$237,872

[15]
“Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.

[17]
Non-monetary items include (1) a positive non-cash adjustment for approximately $45 million corresponding to the difference between billings and revenue in assets accounted for as concessional financial assets, primarily related to ACT, (2) a negative non-cash adjustment between $45 million and nil related to electricity market prices in Spain and (3) a negative non-cash adjustment of approximately $58 million related to income from cash grants in the U.S.

Reconciliation of 2024 Target Guidance for Adjusted EBITDA to CAFD

Guidance[16]
(in millions of U.S. dollars)	2024E
Adjusted EBITDA	800 – 850
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(40) – (50)
Dividends from unconsolidated affiliates	40 – 50
Non-monetary items[17]	(15) – (60)
Net interest and income tax paid	(290) – (310)
Maintenance Capex	(20) – (30)
Dividends paid to non-controlling interests	(25) – (35)
Principal amortization of indebtedness	(290) – (310)
Changes in other assets and liabilities and change in available cash at project level	50 - 90
Monterrey divestment excluding gain	30 - 30
Cash Available For Distribution	220 – 270

[16]
The forward-looking measures of 2024 Adjusted EBITDA and CAFD are non-GAAP measures that cannot be reconciled to the most directly comparable GAAP financial measure without unreasonable effort primarily because of the uncertainties involved in estimating forward looking income tax expense, mark-to-market changes in derivatives, profit attributable to non-controlling interest and Share of loss/(profit) of entities carried under the equity method to arrive at net income and which are subtracted therefrom to arrive to CAFD.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer Francisco Martinez-Davis E ir@atlantica.com	Investor Relations & Communication Leire Perez E ir@atlantica.com T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: February 29, 2024	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer